MAXIM GROUP LLC

405 Lexington Avenue

New York, New York 10174

October 29, 2018

VIA EDGAR

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:LM Funding America, Inc.

Registration Statement on Form S‑1 (Registration No. 333-227203)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant's request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 p.m. Eastern Time on October 29, 2018, or as soon thereafter as practicable.

In connection with this acceleration request, and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the Preliminary Prospectus, dated October 22, 2018:

To Whom DistributedNumber of Copies

Prospective Underwriters and Dealers4

Institutions73

Retail Clients94

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours,

Maxim Group LLC

By:__/s/ Clifford A. Teller___________

Name:Clifford A. Teller

Title:Executive Managing Director,

Head of Investment Banking

LM FUNDING AMERICA, INC.

302 Knights Run Avenue, Suite 1000

Tampa, Florida 33602

October 29, 2018

VIA EDGAR

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:LM Funding America, Inc.

Registration Statement on Form S‑1 (Registration No. 333-227203)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Innovative Industrial Properties, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on October 29, 2018, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.  The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

LM Funding America, Inc.

By:	/s/ Richard Russell

       Richard Russell
       Chief Financial Officer

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